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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                          ENVIRODYNE INDUSTRIES, INC.
                          ---------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  294037 20 5
                                ---------------
                                 (Cusip Number)

                                 John H. Bitner
                               Bell, Boyd & Lloyd
                           Three First National Plaza
                            Chicago, Illinois  60602
                                 (312) 807-4306
           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 23, 1997
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box  [    ].

Check the following box if a fee is being paid with the statement [   ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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     This Amendment No. 7 relates to the Schedule 13D, originally filed
September 1, 1994 (the "Original Statement"), as amended by Amendment No. 1 thereto dated September 6, 1994, Amendment No. 2 thereto dated April 20, 1995, Amendment No. 3 thereto dated December 14, 1995, Amendment No. 4 thereto dated April 18, 1996, Amendment No. 5 thereto dated May 16, 1996 and Amendment No. 6 thereto dated June 13, 1997 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share ("Common Stock") of Envirodyne Industries, Inc. ("Envirodyne"), a Delaware corporation. All terms used herein, unless otherwise defined, shall have the same meanings as in the Statement. Except as amended hereby, the information set forth in the statement remains true, complete and correct.

Item 4.   Purpose of Transaction.
          ----------------------

     Kelly has determined not to participate in the proposal which he and Michael E. Heisley, a director of Envirodyne, made to Envirodyne's board of directors on June 11, 1997 that Envirodyne enter into a cash merger agreement providing for the acquisition of outstanding Common Stock at $8.50 per share by a corporation formed by Kelly and Heisley.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     See response to Item 4 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships

      with Respect to the Securities of the Issuer.
      --------------------------------------------

     See response to Item 4 above.


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                                 SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 23, 1997





                                         /s/  Donald P. Kelly
                                         --------------------
                                              Donald P. Kelly


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